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SECU[RITIES AND EXCHANGE COM]MISSION

10030841

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A

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51916

APR 20 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHELSEA MORGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Annadale Road
(No. and Street)

New York (City) | New York (State) | 10312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pisapia | (718) 967-8400 (Area Code Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) | New York (City) | New York (State) | 10038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Pisapia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHELSEA MORGAN SECURITIES, INC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHELSEA MORGAN SECURITIES, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholders of
Chelsea Morgan Securities, Inc.
D/B/A Chelsea Financial Services
Staten Island, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Chelsea Morgan Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Chelsea Morgans Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Chelsea Morgan Securities, Inc.'s management is responsible for the Chelsea Morgan Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the cancelled check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
February 24, 2010

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

SCHEDULE OF DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT FOR THE YEAR ENDED DECEMBER 31, 2009

Determination of SIPC Net Operating Revenues:		
Total revenues (FOCUS line 12/Part IIA line 9)	$	1,366,239
Additions		-
Deductions		(100,015)
SIPC Net Operating Revenues	$	1,266,224
Determination of General Assessment:		
SIPC Net Operating Revenues	$	1,266,224
General Assessment @ .0025	$	3,166
Assessment Remittance:		
Greater of General Assessment or $150 Minimum	$	3,166
Less:Payment made with Form SIPC in January, February, March or July, 2009		(381)
Assessment Balance Due	$	2,785

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Year Ended December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$	1,266,224
SIPC Net Operating Revenues as computed above		1,266,224
Difference	$	-